5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
June 25, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 9, 2008
File No. 333-149326

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-02199
Filed March 7, 2008

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended
December 31, 2007
File No. 1-02199
Filed April 29, 2008
Ladies and Gentlemen:
     We have received your letter dated June 20, 2008 (the “Comment Letter”), addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) pertaining to (a) Amendment No. 2 to our Registration Statement on Form S-4 (File No. 333-149326) filed with the SEC on June 9, 2008 (the “Registration Statement”), (b) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on March 7, 2008 and (c) Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on April 29, 2008. In response to the Staff’s comments pertaining to our 2007 Annual Report, we have prepared and are submitting supplementally for your review, in draft form, excerpted revised pages that we plan to include in Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Draft 10-K/A”).

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

     In addition, we plan to file Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”), as soon as practicable, and the Registration Statement Amendment will include tax opinions filed as exhibits 8.1 and 8.2 in response to comment 1 of the Comment Letter. The excerpted pages from our Draft 10-K/A include marked amendments to the disclosure contained in our 2007 Annual Report, as amended, that we propose to make in response to comments 2, 3 and 4 of the Comment Letter. Pursuant to our recent discussion with Ms. Campbell Duru of the Staff, we request a review by the Staff of those excerpted pages from our Draft 10-K/A, with a view toward resolution of all the Staff’s comments to our 2007 Annual Report, prior to our filing via EDGAR of the actual amendment. We intend to file Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 upon the resolution of all the Staff’s related comments.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
S-4/A
General
1.	Please file all missing exhibits. In this regard, we note the tax legality opinions have not been filed.

Our response. We plan to file all remaining exhibits to the Registration Statement, including the tax opinions, as soon as practicable, when we file the Registration Statement Amendment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 33
2.	Please expand your consolidated and segment results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Additionally, when you attribute changes in significant items to more than one factor or element breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 and .12.

Our response. We have provided supplementally to you excerpted pages from our Draft 10-K/A, which are marked to show our proposed changes to our disclosure. The section of the Draft 10-K/A appearing under the caption “Management’s Discussion and

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

Analysis of Financial Condition and Results of Operations” contains a discussion providing greater insight into the underlying reasons for variances, and guidance on whether our results of operations are indicative of expected future results. Please see the marked proposed revisions appearing on pages 2 through 8 of the excerpted pages of the Draft 10-K/A. Please note, however, that because we do not separately track the effect of particular capital expenditures, and in many instances, we have quickly integrated acquired assets and businesses into our existing operations, the effects of those capital expenditures and acquisitions on our results of operations are not identifiable.
Notes to Consolidated Financial Statements
Note 12 Condensed Consolidated Financial Information, page 80
3.	We note the condensed consolidating statements of cash flows for the year ended December 31, 2006 on page 87 has been labeled as unaudited. Please tell us why you have labeled this statement as unaudited, and why you believe this presentation complies with the requirements of Rule 3-10 of Regulation S-X.

Our response. The condensed consolidating statement of cash flows for the year ended December 31, 2006 was labeled as “unaudited” in error, and we will correct the error when we file Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
10-K/A
Executive Compensation, page 7
Compensation Discussion & Analysis, page 7
Annual Incentive Compensation, page 10
4.	In your discussion of the annual incentive bonus, you disclose that consideration is given to “specified earnings guidance” and the completion of “individual goals pertaining to specified job responsibilities”. Please identify the financial and non-financial goals or targets established for fiscal 2007 that were used to determine your named executive officers’ incentive compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss bow difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S K.

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

Our response. In response to the Staff’s comment, we intend to revise the disclosure under the caption “Compensation of Named Executive Officers” as marked on the excerpted pages of the excepted pages of our Draft 10-K/A.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Mellissa Campbell Duru, SEC Mark Wojciechowski, SEC Jill Davis, SEC Henry Havre, Andrews Kurth LLP Andrew M. Tucker, Andrews Kurth LLP Seth R. Molay, P.C., Akin, Gump, Strauss, Hauer & Feld, L.L.P.